 Filed Pursuant to Rule 253(g)(2)
File No. 024-10510

GK INVESTMENT HOLDINGS, LLC

SUPPLEMENT NO. 1 DATED JUNE 20, 2018
TO THE OFFERING CIRCULAR DATED OCTOBER 30, 2017

This document supplements, and should be read in conjunction with, the offering circular of GK Investment Holdings, LLC (“we,” “our” or “us”), dated October 30, 2017 and filed by us with the Securities and Exchange Commission, or the Commission, on October 31, 2017, or the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. If any statement in this supplement contradicts or conflicts with the Offering Circular, then this supplement shall control.

The purpose of this supplement is to disclose (i) the status of our Bond offering, (ii) the change in our minimum purchase amount, and (iii) certain discounts to the Price to Public ($1,000.00) for investors purchasing Bonds subsequent to the date of this supplement.

Offering Status

As of the date of this supplement, we have sold 10,767 Bonds and have 39,233 Bonds remaining to be sold.

Minimum Purchase Amount

The minimum purchase amount in the offering is 5 Bonds, or $5,000 before assessing any discounts. Notwithstanding the minimum purchase amount, the Company may accept smaller subscriptions in its sole and absolute discretion.

Discounts to Price to Public

Volume-Weighted Discount

All purchases of Bonds subsequent to the date of this supplement will be subject to a volume-weighted discount to the Price to Public of $1,000.00, or the Discount. The Discount applicable to certain sales is specified in the table below.

Purchase Amount	Discount	Resulting Price Per Bond
20 – 29 Bonds	3%	$970
30 – 39 Bonds	4%	$960
40 or more Bonds	5%	$950

All other terms of the offering and the Bonds, including the Price to Public of $1,000.00 shall remain the same. The Bonds shall continue to be denominated in $1,000.00 increments. Any Discounts applied will reduce net proceeds to the Company.

Reduced Selling Commissions on Certain Sales

In the event our Managing Broker-Dealer enters into a participating dealer agreement that provides for less than a 5.0% selling commission to be paid to the participating broker-dealer, we will reduce the public offering price per Bond on sales made by such participating broker-dealer by an amount equal to the reduction in commissions paid to such participating broker-dealer. The net proceeds to us will not be affected by the reduction in commissions and corresponding reduction in the offering price per Bond on such sales.